UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2006 (July 5, 2006)

Commission File Number: 0-15850

ANSELL LIMITED

(Translation of registrant’s name into English)

Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

This Form 6-K contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 as amended, and information that is based on management’s beliefs as well as assumptions made by and information currently available to management. When used in this Form 6-K, the words “anticipate,” “approach,” “begin,” believe,” “continue,” “expect,” “forecast,” “going forward,” “improved,” “likely,” “look forward,” “opportunity,” “outlook,” “plans,” “potential,” “proposal,” “should” and “would” and similar expressions are intended to identify forward-looking statements. These forward-looking statements necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company’s control. Should one or more of these uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. Specifically, the ability of the Company to realize its ongoing commitment to increasing shareholder value through its ongoing restructuring, asset dispositions, strategic review and implementation, and cost cutting initiatives, may be affected by many factors including: uncertainties and contingencies such as economic conditions both in the world and in those areas where the Company has or will have substantial operations; foreign currency exchange rates; pricing pressures on products produced by its subsidiaries; growth prospects; positioning of its business segments; future productions output capacity; and the success of the Company’s business strategies, including further structural and operational changes, business dispositions, internal reorganizations, cost cutting, and consolidations.

Attention ASX Company Announcements Platform

Lodgement of Open Briefing®

Ansell Limited

Level 3

678 Victoria Street

Richmond VIC 3121

Date of lodgement: 04-Jul-2006

Title: Open Briefing®. Ansell. CEO & CFO Provide Update

Record of interview:

corporatefile.com.au

Ansell Limited today reconfirmed its EPS guidance within the US54 to 57 cent range for the year ending June 2006. You’ve indicated that you’ve offset the US$14 million net adverse impact of higher latex prices in 2006. What were the main offsetting factors?

CEO Doug Tough

A lot of hard work! We said last February that the 2006 forecast was subject to latex prices in the second half being about 20 percent higher than in the first half. Natural rubber latex (NRL) prices have been well above those levels. However, a combination of strong sales, plant productivity initiatives, overhead controls, some price increases, and lower interest and tax expenses will, we expect, enable us to stay within the EPS guidance range.

CFO Rustom Jilla

Second half sales have been really solid and the non-latex parts of our business are contributing nicely to EBIT across all three regions, reinforcing the benefits of our diversified business and geographic portfolio.

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corporatefile.com.au

You’ve said that latex prices have nearly doubled over the last two years. What proportion of your cost base does latex account for and how does this compare with historical levels?

CFO Rustom Jilla

We’ve seen NRL rise as a percentage of cost of goods sold from the low double digits to the high teens over the last two years, despite the many manufacturing and technology initiatives we’ve implemented. In fact, the net cost impact, after selling price and productivity initiatives, is expected to be about US$24 million over two years. The speed and sheer magnitude of the increase makes it extremely difficult to recover lost margins.

CEO Doug Tough

We’re also researching using alternative materials to latex. By changing the raw material used to make a glove you change its characteristics (such as strength and feel) and cost. We haven’t yet found a solution that cost-effectively offers the benefits of NRL; although we do have an established and growing portfolio of synthetic surgical and examination gloves whose sales are growing well.

corporatefile.com.au

What’s the balance of natural rubber latex versus non-latex products in Ansell’s portfolio and to what extent are you able to pass on increases in latex costs to customers?

CEO Doug Tough

We have three businesses, all with differing NRL requirements. Occupational, with around 50 percent of our total sales, has the lowest percentage of products containing NRL. In our Professional business, demand is steadily shifting to synthetic surgical and examination gloves, but NRL is still the major raw material in the majority of those products. In our Consumer Division, many of our products are made from NRL, but the bulk of the cost in condoms is in the packaging. Overall, non-latex and latex products each account for about half of Ansell’s sales.

CFO Rustom Jilla

Ansell typically inhabits the higher value-add, premium end of the product spectrum and we don’t want to create too large a price differential from our competitors (who are increasing prices to varying degrees). We’re also in some fixed price contracts with US general purchasing organisations (GPOs), which limit our options. We’ve had less success passing on NRL costs than hoped for to date, but believe this will improve as some players exit the latex exam glove business and others join us in seeking to recover latex cost increases.

corporatefile.com.au

Ansell has also announced a US$34 million bid for listed Polish condom maker Unimil. What’s the strategic rationale behind this bid?

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CEO Doug Tough

Unimil is an excellent fit with our business and in line with our previously stated acquisition policy. Unimil will bring several strong brands, the leading branded retail condom market share in Poland and a foothold in Germany. We see Eastern Europe developing quickly and Unimil will give us a gateway into these emerging markets with local manufacturing, packaging and good people.

This is an on-market offer subject to the vagaries of tenders. But we’re reasonably confident of our chances.

corporatefile.com.au

You’ve cautioned that the consensus forecast for Ansell’s EPS for the current year ending June 2007 of US58 cents materially exceeds your current projections given the expected negative impact of higher latex costs and increased expenses. Can you provide more specific guidance?

CEO Doug Tough

At this time it’s premature to specify numbers other than to say our current expectation is that the net negative latex EBIT impact in 2007 will be approximately US$10 million and that we have only a small portion of the year’s latex usage hedged. In recent years, we’ve provided the market with guidance at the time of our full-year result. We’ll review our position in August and then determine what guidance we can give.

CFO Rustom Jilla

In addition, we’ve set up a small M&A team and are spending more on new product development and on growing share in existing markets. We’re also establishing Ansell in new channels and in emerging markets through acquisition or by setting up sales and distribution networks. Obviously this adds to our short-term costs but will bring long-term benefits.

corporatefile.com.au

Under its current on-market share buyback, Ansell has spent about 93 percent of the A$100 million targeted. If you’re unable to execute a substantial acquisition in the nearer term, is it your intention to initiate another buyback?

CFO Rustom Jilla

Ansell has had a strong history in recent years of active capital management, which has been recognised by the investment community. We believe in returning cash to our owners whenever we consider that to be the best use of surplus funds. As always, management and the Board will seek to enhance long-term total shareholder return.

CEO Doug Tough

We’re actively seeking value adding and EPS accretive acquisitions and we’d like to see several Jissbon or Unimil type “bolt-ons” – and not just in condoms – in the near future. Ansell is on the lookout for acquisitions in the Personal Protective Equipment area that fit within our strategic and financial criteria. We’re also

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stepping up investment in our equipment and technology and so may well have alternative and more EPS accretive uses for our cash over the next few months.

corporatefile.com.au

Thank you Doug and Rustom.

For more information about Ansell, visit www.ansell.com or call David Graham on (+61 3) 9270 7215

For previous Open Briefings by Ansell, or to receive future Open Briefings by e-mail, visit www.corporatefile.com.au

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANSELL LIMITED
(Registrant)

By:	/s/ DAVID M. GRAHAM
Name:	DAVID M. GRAHAM
Title:	GENERAL MANAGER – FINANCE & TREASURY

Date: July 5, 2006